UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

On 28 April 2016, CEA Research Center, a wholly-owned subsidiary of the Company entered into the Services Framework Agreement with Eastern Air Industrial Investment, pursuant to which Eastern Air Industrial Investment and its subsidiaries will provide the property management services, accommodation and catering services and ground transportation services to CEA Research Center.

Since the applicable percentage ratios for the highest proposed cap for the eight months ending 31 December 2016 and the nine months ending 30 September 2017 for the continuing connected transactions under the Services Framework Agreement are more than 0.1% but less than 5%, in accordance with Chapter 14A of the Listing Rules, the continuing connected transactions under the Services Framework Agreement are only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and are exempted from the independent shareholders’ approval requirement.

THE SERVICES FRAMEWORK AGREEMENT

On 28 April 2016, CEA Research Center, a wholly-owned subsidiary of the Company entered into the Services Framework Agreement with Eastern Air Industrial Investment, pursuant to which Eastern Air Industrial Investment and its subsidiaries will provide the property management services, accommodation and catering services and ground transportation services to CEA Research Center.

Term

The term of the Services Framework Agreement will commence from 1 May 2016 to 30 September 2017. The parties to the Services Framework Agreement may extend the term of the Services Framework Agreement upon mutual agreement in writing.

Services

Property management services: Eastern Air Industrial Investment will provide the property management services to CEA Research Center for the properties with a gross floor area of approximately 184,900 square meters. The services include the integrated management service, public facilities maintenance service, public order maintenance service, public environment maintenance service and customized service. The property management services adopt the 24 hours operation management system, whole life cycle of equipment and facilities management and emergency management.

Accommodation and catering services: a wholly-owned subsidiary of Eastern Air Industrial Investment will provide accommodation and catering services to CEA Research Center including (i) 688 guest rooms with an aggregated gross floor area of 24,480 square metres; (ii) a dining hall with a gross floor area of 2,000 square metres and a designed capacity of 2,000 people which is able to accommodate 1,000 people to have foods simultaneously, and a kitchen with a gross floor area of 2,000 square metres. The accommodation services include reception service and guest room management service for checked-in customers. The reception service includes reservation, guest receiving, inquiry and baggage storage. The guest room management service includes room service and the cleaning of guest room as well as the public areas of the apartment. The catering services include provision of optional meals, buffet, western-style food and Chinese food for breakfast, lunch and dinner and provision of customized catering service according to proprietor’s requirement.

Ground transportation services: Eastern Air Industrial Investment and its subsidiaries will provide ground transportation services (including airport shuttle, airport ferry and transfer service) to students, management personnel, business personnel and staff of the CEA Research Centre for their airport pick-up and commuting assurance.

Pricing policy

The services fees to be charged by Eastern Air Industrial Investment and its subsidiaries to CEA Research Center will be determined by the parties based on the quotation for the same type of services available from independent third parties with reference to relevant factors as mentioned below. A department or an officer designated by two parties will be responsible for verifying the quotation and terms for the same type of services from independent third parties (in general, inquires on quotation and terms will be made to at least two independent third parties by e-mail, facsimile or telephone). The services fees will be determined by two parties after comparing and taking into consideration certain factors including quotation, quality, scope, area, type and seasonality of services, and specific needs of the parties. The services fees to be charged by Eastern Air Industrial Investment to CEA Research Center should not be higher than the fees of the same type of services provided by Eastern Air Industrial Investment to independent third parties.

The service fees are payable monthly in arrears.

PROPOSED CAPS

Having considered (i) property management services plan, implementation plan, services standard and full function open use of CEA Research Center for the property management services; (ii) the labor costs and management fees of staff allocated based on the industry standard and the needs of accommodation and catering services of CEA Research Center for the accommodation and catering services; and (iii) the number of trainings in 2015 and the expected increase of 20% in the number of flights of the Company during 13th Five Year Plan for the ground transportation services, the Directors propose to set the proposed caps for the eight months ending 31 December 2016 and the nine months ending 30 September 2017 for the continuing connected transactions under the Services Framework Agreement as follows:

	Proposed caps for
	the relevant period
	Eight months	Nine months
	ending 31	ending 30
	December	September
	2016	2017
	(from	(from
	1 May	1 January
	2016 to	2017 to
	31 December	30 September
	2016)	2017)
	(RMB)	(RMB)
Maximum services fee payable by CEA Research Center for the property management services	12,800,000	24,200,000
Maximum services fee payable by CEA Research Center for the accommodation and catering services	9,000,000	22,000,000
Maximum services fee payable by CEA Research Center for the ground transportation services	4,300,000	12,700,000
Total	26,100,000	58,900,000

REASONS FOR AND BENEFITS OF TRANSACTIONS

Eastern Air Industrial Investment has rich experience in providing relevant long-term services to civil aviation corporations and possesses the relevant qualifications for operating such businesses. It also has professional aviation knowledge and fully understands the nature, content and major concerns of the businesses of aviation corporations. It provided high-quality, high-efficient and cost-effectiveness services in relation to property management, accommodation and catering and ground transportation to other subsidiaries of the Company during their previous cooperation. The transactions entered into between CEA Research Center and Eastern Air Industrial Investment is beneficial towards ensuring ordinary operation of CEA Research Center and facilitating the business development of CEA Research Center.

In light of the above factors, the Board (including the independent non-executive Directors) considers that the transactions under the Services Framework Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available to independent third parties, and are entered into on a continuing or recurring basis in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors) further considers that the proposed caps for the transactions under the Services Framework Agreement for the eight months ending 31 December 2016 and nine months ending 30 September 2017 are fair and reasonable.

IMPLICATIONS UNDER THE LISTING RULES

Eastern Air Industrial Investment is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, Eastern Air Industrial Investment is a connected person of the Company under the Listing Rules. Therefore, the transactions contemplated under the Services Framework Agreement entered into between CEA Research Center and Eastern Air Industrial Investment constitute continuing connected transactions of the Company under the Listing Rules.

Since the applicable percentage ratios for the highest proposed cap for the eight months ending 31 December 2016 and the nine months ending 30 September 2017 for the continuing connected transactions under the Services Framework Agreement are more than 0.1% but less than 5%, in accordance with Chapter 14A of the Listing Rules, the continuing connected transactions under the Services Framework Agreement are only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and are exempted from the independent shareholders’ approval requirement.

Mr. Liu Shaoyong (a Director and chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of senior management of CEA Holding, which may be regarded as having a material interest in the continuing connected transactions under the Services Framework Agreement and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the continuing connected transactions. Save as disclosed above, none of the other Directors has a material interest in the continuing connected transactions.

GENERAL

The Company	The Company is principally engaged in the business of civil aviation;

CEA Research Center	CEA Research Center is principally engaged in technological research and development in the field of aviation and provision of employee training within the Group and conference services, a wholly-owned subsidiary of the Company;

Eastern Air Industrial Investment	Eastern Air Industrial Investment is principally engaged in the businesses in relation to construction materials, general equipment, electrical appliances, groceries, maintenance of ground equipment, labour service (excluding intermediary labour service), communication network equipment engineering, hotel management, property management and leasing, a wholly-owned subsidiary of CEA Holding.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Board”	means the board of Directors;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 62.07% of its issued share capital as at the date of this announcement;

“CEA Research Center”	means 東航技術應用研發中心有限公司 (China Eastern Airlines Technology Application Research Center Co., Ltd.), a limited liability company incorporated in the PRC;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the same meaning ascribed to this term under the Listing Rules;

“Directors”	means the directors of the Company;

“Eastern Air Industrial Investment”	means 東航實業集團有限公司 (Eastern Air Investment Group Co., Ltd.), a limited liability company incorporated in the PRC;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“Services Framework Agreement”	means the property management and accommodation and catering and ground transportation services framework agreement dated 28 April 2016 entered into between CEA Research Center and Eastern Air Industrial Investment;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“%”	percentage.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the PRC
28 April 2016

As at the date of this announcement, the Directors include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2016 FIRST QUARTERLY REPORT

This announcement is made by the Company pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the disclosure requirements under Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2016 were not audited, and were prepared in accordance with the PRC Accounting Standards.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published on the same day in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2016 were not audited, and were prepared in accordance with the PRC Accounting Standards.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm the truthfulness, accuracy and completeness of the information set out in this quarterly report and that it does not contain false information, misleading statement or material omission, and accept joint and several responsibility.

All directors of the Company attended the meeting of the Board to review the quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The 2016 first quarterly report of the Company is unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

Unit: million	Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)

Total assets	189,648	195,709	–3.10
Net assets attributable to the shareholders of listed company	37,557	35,137	6.89

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period last year	Increase/decrease compared with the same period last year
			(%)

Net cash flows from operating activities	5,832	2,556	128.17

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period last year	Increase/decrease compared with the same period last year
			(%)

Revenue	23,534	22,393	5.10
Net profit attributable to shareholders of listed company	2,602	1,564	66.37
Net profit attributable to shareholders of listed company after deducting non-recurring profit and loss	2,468	1,477	67.10
Weighted average return on net assets (%)	7.12	5.49	Increased by 1.63 pts
Basic earnings per share (RMB per share)	0.1980	0.1234	60.45
Diluted earnings per share (RMB per share)	0.1980	0.1234	60.45

Non-recurring profit and loss and relevant amounts

Unit: million	Currency: RMB

Item	Amount for the period

Gains or losses from disposal of non-current assets	–3
Non-operating income and expenses other than the above	194
Effect on minority interests (net of tax)	–25
Effect on income tax	–32

Total	134

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares

Total number of shareholders	319,274

Shareholding of the 10 largest shareholders
			Number of shares with
	Shareholdings		trading	Pledged or locked-up
Name of shareholders (in full)	as at the end of the period	Proportion	moratorium held	Status of shares	Number of shares	Nature of shareholders
		(%)

China Eastern Air Holding Company (中國東方航空集團公司)	5,072,922,927	38.61%	241,547,927	Nil	0	State-owned legal person
HKSCC Nominees Limited	4,182,647,289	31.83%	698,865,000	Unknown	Unknown	Overseas legal person
Delta Air Lines, Inc.	465,910,000	3.55%	0	Nil	0	State-owned legal person
CES Finance Holding Co., Ltd (東航金控有限責任公司)	457,317,073	3.48%	457,317,073	Nil	0	State-owned legal person
China Securities Finance Corporation Limited (中國證券金融股份有限公司)	348,493,857	2.65%	0	Unknown	Unknown	State-owned legal person
China National Aviation Fuel Holding Company (中國航空油料集團公司)	120,461,743	0.92%	0	Unknown	Unknown	State-owned legal person
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股份 有限公司)	72,750,000	0.55%	0	Unknown	Unknown	State-owned legal person
Central Huijin Asset Management Ltd. (中央匯金資產管理 有限責任公司)	70,984,100	0.54%	0	Unknown	Unknown	State-owned legal person
Shanghai Alliance Investment Limited (上海聯和投資 有限公司)	65,615,429	0.50%	0	Unknown	Unknown	State-owned legal person
Industrial and Commercial Bank of China Limited – Harvest New Opportunity Flexible Allocation Mixed Launched Fund (中國工商銀行股份有限公司- 嘉實新機遇靈活配置混合型發起式證券投資基金)	38,114,895	0.29%	0	Unknown	Unknown	Unknown

Shareholding of the 10 largest holders of shares without trading moratorium
	Number of listed shares without trading
Name of shareholder	moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company (中國東方航空集團公司)	4,831,375,000	RMB ordinary shares	4,831,375,000
HKSCC Nominees Limited	3,483,782,289	Overseas listed foreign shares	3,483,782,289
Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000
China Securities Finance Corporation Limited (中國證券金融股份有限公司)	348,493,857	RMB ordinary shares	348,493,857
China National Aviation Fuel Holding Company (中國航空油料集團公司)	120,461,743	RMB ordinary shares	120,461,743
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股份有限公司)	72,750,000	RMB ordinary shares	72,750,000
Central Huijin Asset Management Ltd. (中央匯金資產管理有限責任公司)	70,984,100	RMB ordinary shares	70,984,100
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	65,615,429	RMB ordinary shares	65,615,429
Industrial and Commercial Bank of China Limited – Harvest New Opportunity Flexible Allocation Mixed Launched Fund (中國工商銀行股份有限公司 - 嘉實新機 遇靈活配置混合型發起式證券投資基金)	38,114,895	RMB ordinary shares	38,114,895
Bank of China – E Fund Stable Income Bond Securities Investment Fund (中國銀行 - 易方達穩健收益債券型 證券投資基金)	28,911,482	RMB ordinary shares	28,911,482

Description of connected relationship or activities in concert among the above shareholders	Among the 4,182,647,289 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; China Eastern Air Holding Company (“CEA Holding”) owns 100% equity interests in CES Finance Holding Co., Ltd (“CES Finance”); CES Finance owns 100% equity interests in CES Global; thus, CEA Holding indirectly owns 100% equity interests in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of preference shareholders with voting rights restored and the number of shares held	Not applicable

2.3	The total number of the Company’s preference shareholders and the shareholding of the 10 largest preference shareholders and the shareholding of the 10 largest preference holders of shares without trading moratorium as at the end of the reporting period

Not applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

	Change compared with the same period
Item	last year	Reason for the Change

Business tax	40.91%	Primarily due to an increase in the value- added tax surcharge paid by the majority- controlled subsidiaries of the Company during the reporting period
Finance costs	–20.93%	Primarily due to the exchange gains arising from the appreciation of the exchange rate of RMB to USD during the reporting period, while exchange losses were recorded during the corresponding period of last year
Total profits	61.77%	Primarily due to an increase in operating revenues as compared to the corresponding period of last year given the continuous enhancement of the operational capability of the Company and robust market demand during the reporting period. Meanwhile, the international crude oil price was low, thereby reducing the aviation fuel costs
Income tax expenses	68.20%	Primarily due to the significant increase in total profits of the Company during the reporting period, resulting in an increase in taxable income and, in turn, the income tax expenses
Cash proceeds from borrowings	136.86%	Primarily due to an increase in the amount of short-term borrowings obtained and super short-term commercial papers issued by the Company during the reporting period as compared to the corresponding period of last year
Cash paid for repayment of indebtedness	280.38%	Primarily due to an increase in repayments of due debts during the reporting period as compared to the corresponding period of last year
Other cash paid for financing activities	110.77%	Primarily due to an increase in repayments of finance leases during the reporting period as compared to the corresponding period of last year

	Change compared with the end of
Item	last year	Reason for the Change

Monetary capital	–85.74%	Primarily due to the repayment of foreign currency-denominated borrowings with the Company’s monetary capital during the reporting period
Short-term borrowings	211.54%	Primarily due to the adjustment of foreign currency denominated debt structure of the Company through short-term borrowings during the reporting period
Notes payable	–37.50%	Primarily due to the reduction in the use of notes payable for settlement during the reporting period
Staff remuneration payable	–33.04%	Primarily due to the payment of year-end bonuses for year 2015 during the reporting period
Non-current liabilities due within one year	–49.62%	Primarily due to the repayment of long-term borrowings and long-term payables due within one year during the reporting period
Long-term borrowings	–67.27%	Primarily due to the repayment of foreign currency-denominated long-term borrowings during the reporting period
Undistributed profits	53.96%	Primarily due to the profits realized by the Company during the reporting period and the significant increase in total profits as compared with that of the corresponding period of last year

3.2	Analysis of the progress of significant events and their effects and proposed solutions

(1)	In January 2016, the Company received the “Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) issued by China Securities Regulatory Commission, pursuant to which the Company was approved to issue not more than 2,329,192,546 A Shares by way of non-public issuance. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 9 January 2016;

(2)	On 18 March 2016, the Company made interest payment on the Corporate Bonds for 2012 (First Tranche) for the term between 18 March 2015 and 17 March 2016. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 12 March 2016;

(3)	On 18 April 2016, the trading moratorium on the 241,547,927 A shares and 457,317,073 A shares of the Company held by each of CEA Holding and CES Finance was lifted. On the same date, CEA Holding undertook that it, together with CES Finance, will not dispose of such unlocked A shares of the Company within 24 months from 18 April 2016. For details, please refer to the announcements published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 12 April and 19 April 2016;

(4)	On 21 April 2016, trading in the shares of the Company was suspended temporarily for a day due to the contemplated entry by the controlling shareholder of the Company, CEA Holding, into a cooperation agreement with a third party relating to the principal business and equity etc. of the Company. On the same date, CEA Holding entered into the Strategic Cooperation Framework Agreement with Ctrip Computer Technology (Shanghai) Co., Ltd. The shares of the Company resumed trading on 22 April 2016. For details, please refer to the announcements published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 21 April and 22 April 2016.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Whether the
undertaking
has been
					Whether there	strictly
Background					is an	implemented
of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

Undertaking in relation to refinancing	Trading moratorium of shares	CEA Holding/ CES Finance	Pursuant to the “Report on non-public issuance of A shares” published by the Company on 17 April 2013, the Company issued 241,547,927 A shares of the Company and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis in April 2013. CEA Holding and CES Finance undertook that: they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares.	Time of undertaking: April 2013; Term of undertaking: from 16 April 2013 to 16 April 2016	Yes	Completed

	Trading moratorium of shares	CES Global	The Company issued 698,865,000 additional H shares to CES Global in June 2013. According to the resolution passed at the 18th ordinary meeting of the sixth session of the Board held on 11 September 2012 and the resolution passed at the 2012 first extraordinary general meeting of the Company held on 9 November 2012, CES Global undertook that: it shall not transfer the H shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of H shares.	Time of undertaking: November 2012; Term of undertaking: from 21 June 2013 to 21 June 2016	Yes	Yes

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and properties injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 17 properties which are located in Guangzhou and Shenzhen (with an aggregate GFA of approximately 1,996.51 square meters), CEA Holding undertook that it shall, resolve defects in building ownership by completing procedures for transferring property ownership to the Company, or transferring the relevant gains to the Company upon external disposal within 3 years; and CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; Term of undertaking: from 27 June 2014 to 30 June 2017	Yes	Yes

Whether
undertaking
has been
					Whether	strictly
Background					there is an	implemented
of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and properties injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 76 properties which are located in the Eastern District of Shanghai Hongqiao Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate GFA of approximately 146,700 square meters), relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, CEA Holding undertook that it shall strive for opportunity to develop in the Eastern District of Shanghai Hongqiao Airport, and resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. The progress of resolving the above defects in property ownership and its results are subject to the overall development policy of the Eastern District of Shanghai Hongqiao Airport and its progress of implementation. CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; Term of undertaking: from 27 June 2014 to 30 June 2026	Yes	Yes

Other undertakings	Others	CEA Holding	CEA Holding undertook that it would propose the resolution on amendments to the terms of profit distribution under Article 157(D) of the Articles of Association of the Company before the forthcoming general meeting of the Company and vote for such resolution at the general meeting. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 22 September 2015.	Time of undertaking: 21 September 2015; Term of undertaking: from 21 September 2015 to the date of convening the forthcoming general meeting of the Company	Yes	Yes

Whether the
undertaking
has been
					Whether	strictly
Background					there is an	implemented
of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

	Trading moratorium of shares	CEA Holding/ CES Finance	CEA Holding and CES Finance undertook that they will not dispose of the 241,547,927 A shares and 457,317,073 by each of them within 24 months from the lifting of the trading moratorium on 18 April 2016.	Time of undertaking: April 2016; A shares held Term of undertaking: from 18 April 2016 to 17 April 2018	Yes	Yes

Description about the Performance of Undertakings:

(1)	On 17 April 2013, the Company issued 241,547,927 A shares and 457,317,073 A shares to each of CEA Holding and CES Finance through non- public issuance. CEA Holding and CES Finance undertook that they would not transfer the A shares of the Company which they subscribed for a period of 36 months from the completion date of the A share issuance. As at 17 April 2016, CEA Holding and CES Finance strictly adhered to such undertaking. On 18 April 2016, the above lock-up shares held by CEA Holding and CES Finance became available for trading;

(2)	CEA Holding and CES Finance undertook that they will not dispose of such unlocked A shares within 24 months from 18 April 2016.

For details, please refer to the announcements published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 12 April and 19 April 2016.

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
28 April 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

4.	APPENDIX

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2016

(RMB million)

	31 March	31 December	31 March	31 December
	2016	2015	2016	2015
	Consolidated	Consolidated	Company	Company
Assets

Current assets
Monetary capital	1,300	9,115	759	8,042
Trade receivables	2,395	2,867	6,530	6,725
Prepayments	928	753	137	123
Dividends receivable	22	22	22	22
Other receivables	3,839	4,881	9,802	9,784
Inventory	2,079	2,056	42	38
Non-current assets held for sale	594	594	–	–
Non-current assets due within one year	87	150	66	66
Other current assets	3,156	2,640	3,214	2,768

Total current assets	14,400	23,078	20,572	27,568

Non-current assets
Hedge instruments	45	45	45	45
Financial assets available for sale	449	452	385	388
Long-term equity investment	2,089	2,061	16,652	16,627
Investment properties	294	294	–	–
Fixed assets	132,445	131,430	83,540	83,155
Construction in progress	24,323	22,978	23,261	22,223
Intangible assets	2,379	2,346	1,418	1,391
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	2,033	1,904	1,339	1,155
Deferred income tax assets	243	243	137	137
Other non-current assets	1,920	1,850	1,804	1,780

Total non-current assets	175,248	172,631	137,609	135,929

Total assets	189,648	195,709	158,181	163,497

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2016 (Cont’d)

(RMB million)

	31 March	31 December	31 March	31 December
Liabilities and shareholders’	2016	2015	2016	2015
equity	Consolidated	Consolidated	Company	Company

Current liabilities
Short-term borrowings	23,481	7,537	24,988	5,287
Hedge instruments	4	4	4	4
Notes payable	500	800	500	800
Trade payables	10,852	9,810	11,706	12,014
Account collected in advance	1,232	1,059	804	749
Settlement of vouchers	4,006	5,841	3,757	5,535
Staff remuneration payable	2,677	3,998	1,185	1,856
Tax payable	2,096	1,694	848	851
Interest payable	596	758	361	496
Other payables	5,107	4,065	13,321	16,772
Non-current liabilities due within one year	11,748	23,318	5,414	16,716
Other current liabilities	20,000	15,500	20,000	15,500

Total current liabilities	82,299	74,384	82,888	76,580

Non-current liabilities
Long-term borrowings	6,679	20,408	4,618	15,942
Hedge instruments	253	97	253	97
Bonds payable	8,092	8,090	4,793	4,792
Long-term payables	46,975	50,036	27,892	29,400
Long-term staff remuneration payable	2,800	2,790	2,041	2,064
Special items payable	143	143	122	122
Deferred income tax liabilities	8	8	16	16
Other non-current liabilities	2,099	2,102	1,147	1,155

Total non-current liabilities	67,049	83,674	40,882	53,588

Total liabilities	149,348	158,058	123,770	130,168

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2016 (Cont’d)
(RMB million)

	31 March	31 December	31 March	31 December
Liabilities and shareholders’	2016	2015	2016	2015
equity	Consolidated	Consolidated	Company	Company

Owners’ equity
Share capital	13,140	13,140	13,140	13,140
Capital reserves	19,547	19,547	20,257	20,257
Other comprehensive income	(2,738)	(2,556)	(2,109)	(1,932)
Retained profits	184	184	184	184
Undistributed profits	7,424	4,822	2,939	1,680

Total equity attributable to owners of parent company	37,557	35,137	-	-

Minority interests	2,743	2,514	-	-

Total shareholders’ equity	40,300	37,651	34,411	33,329

Total liabilities and shareholders’ equity	189,648	195,709	158,181	163,497

Financial statements signed by:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2016

(RMB million)

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2016	2015	2016	2015
	Consolidated	Consolidated	Company	Company

Revenue	23,534	22,393	13,083	11,884
Less: Operating costs	18,528	18,396	10,333	9,769
Business taxes and surcharges	31	22	4	4
Selling expenses	1,303	1,362	900	922
Administrative expenses	613	637	344	353
Finance expenses	631	798	557	561
Assets impairment loss	–	–1	–	–
Add: Gains arising from changes in fair value	2	1	2	1
Investment gains	31	36	32	44

Operating profit	2,461	1,216	979	320
Add: Non-operating income	923	876	407	354
Less: Non-operating expenses	3	2	1	1

Total profits	3,381	2,090	1,385	673
Less: Income tax expenses	550	327	125	118

Net profit	2,831	1,763	1,260	555

– Net profit attributable to shareholders of the parent company	2,602	1,564

– Minority interests	229	199

Earnings per share
Basic earnings per share (RMB)	0.20	0.12

Diluted earnings per share (RMB)	0.20	0.12

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2016 (Cont’d)

(RMB million)

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2016	2015	2016	2015
	Consolidated	Consolidated	Company	Company

Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss in subsequent accounting periods:
Changes arising from re-measuring net liabilities or net assets of defined benefit plan	(16)	–	(11)	–

Other comprehensive income that will be reclassified into profit or loss in subsequent accounting periods:
Share of other comprehensive income of investees to be reclassified into profit and loss in subsequent accounting periods under the equity method when meeting the prescribed conditions	(5)	–	(5)	–
Changes in fair value of available-for-sale financial assets	(3)	12	(3)	12
Effective portion of gains or losses from cash flow hedge instruments	(158)	(74)	(158)	(74)

Other comprehensive income, net of tax	(182)	(62)	(177)	(62)

Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	(182)	(62)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2016 (Cont’d)

(RMB million)

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2016	2015	2016	2015
	Consolidated	Consolidated	Company	Company

Other comprehensive income, net of tax, attributable to minority interests	–	–

Total comprehensive income	2,649	1,701	1,083	493

Of which:
Total comprehensive income attributable to shareholders of the parent company	2,420	1,502

Total comprehensive income attributable to minority interests	229	199

Financial statements signed by:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement as at 31 March 2016

(RMB million)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2016	2015	2016	2015
		Consolidated	Consolidated	Company	Company

1.	Cash flow from operating activities
	Cash received from sales of goods and provision of labour services	24,257	20,800	12,568	11,825
	Other cash received from operating activities	3,189	2,087	2,448	1,820

	Sub-total of cash inflow from operating activities	27,446	22,887	15,016	13,645

	Cash paid for purchase of goods and receiving of labour services	(14,361)	(14,115)	(9,194)	(8,431)
	Cash paid to and for employees	(4,587)	(3,129)	(2,557)	(1,575)
	Taxes paid	(738)	(359)	(395)	(219)
	Other cash paid for operating activities	(1,928)	(2,728)	(1,390)	(1,912)

	Sub-total of cash outflow from operating activities	(21,614)	(20,331)	(13,536)	(12,137)

	Net cash flows from operating activities	5,832	2,556	1,480	1,508

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement as at 31 March 2016 (Cont’d)

(RMB million)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2016	2015	2016	2015
		Consolidated	Consolidated	Company	Company

2.	Cash flow from investing activities
	Cash received from disposal of investment	–	–	–	–
	Investment income in cash	1	–	1	–
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	35	112	32	80
	Other cash received from investing activities	10	15	9	15

	Sub-total of cash inflow from investing activities	46	127	42	95

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(5,635)	(4,922)	(3,294)	(4,409)
	Investments paid in cash	–	(413)	–	(413)
	Other cash paid for investing activities	–	–	–	–

	Sub-total of cash outflow from investing activities	(5,635)	(5,335)	(3,294)	(4,822)

	Net cash flow from investing activities	(5,589)	(5,208)	(3,252)	(4,727)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement as at 31 March 2016 (Cont’d)

(RMB million)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2016	2015	2016	2015
		Consolidated	Consolidated	Company	Company

3.	Cash flow from financing activities
	Proceeds received in cash from investments	–	–	–	–
	Cash received from borrowings	38,857	16,405	37,357	15,384
	Proceeds received in cash from bonds issuance	–	–	–	–
	Other cash received from financing activities	441	–	–	–

	Sub-total of cash inflow from financing activities	39,298	16,405	37,357	15,384

	Cash paid for repayment of indebtedness	(43,420)	(11,415)	(39,922)	(10,466)
	Cash payments for distribution of dividends and profits	(803)	(615)	(577)	(527)
	Other cash paid for financing activities	(3,151)	(1,495)	(2,380)	(776)

	Sub-total of cash outflow from financing activities	(47,374)	(13,525)	(42,879)	(11,769)

	Net cash flow from financing activities	(8,076)	2,880	(5,522)	3,615

4.	Effect of changes in exchange rate on cash and cash equivalents	18	(13)	11	(11)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement as at 31 March 2016 (Cont’d)

(RMB million)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2016	2015	2016	2015
		Consolidated	Consolidated	Company	Company

5.	Net increase in cash and cash equivalents	(7,815)	215	(7,283)	385
	Add: Balance of cash and cash equivalents at the beginning of the year	9,115	1,355	8,042	866

6.	Balance of cash and cash equivalents at the end of the year	1,300	1,570	759	1,251

Financial statements signed by:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

– 21 –